EXHIBIT 4.8

<Date>

<Recipient name>
<Recipient address>

Dear <Name>:

It is my pleasure to confirm to you that on <Date>, in recognition of your service to <the Board of Directors of> Western Gas Holdings, LLC (the “General Partner”), you were granted <__________> phantom units of Western Gas Partners, LP (the “Partnership”) pursuant to the provisions of the Partnership’s 2017 Long-Term Incentive Plan (the “Plan”). Capitalized terms not defined in this letter are defined in the Plan.
A phantom unit is a notional unit that entitles you to receive a common unit representing a limited partner interest in the Partnership (a “Common Unit”) upon the vesting of the phantom unit or, at the discretion of the Board of Directors of the General Partner, cash equal to the Fair Market Value of a Common Unit. Each phantom unit has the economic equivalent of one Common Unit. Your phantom units will vest <100% or ____ %> on <Date or Dates>, and will have tandem distribution equivalent rights (which means that you will receive a credit for each phantom unit equal to the distribution, if any, that the Partnership makes on each Common Unit with such credit being payable to you in cash on a current basis as such distributions are paid to holders of Common Units). If your <membership on the Board of Directors of the General Partner> <employment with Anadarko Petroleum Corporation> terminates for any reason prior to the vesting of your phantom units, your phantom units will be automatically forfeited unless and to the extent that the Board of Directors of the General Partner provides otherwise. In addition, your phantom units will vest automatically upon a Change of Control of the General Partner or of Anadarko Petroleum Corporation.
In addition to the terms set forth above, your phantom units are also subject to the terms of the Plan, a copy of which is attached for your convenience. Please note that this letter serves as your notice of award and is for your personal files. You are not required to sign and return any documents.

If you have any questions or concerns, please contact Philip H. Peacock, Senior Vice President, General Counsel and Corporate Secretary, at 832-636-2439 or philip.peacock@westerngas.com.

Sincerely,

Benjamin M. Fink President and Chief Executive Officer Western Gas Holdings, LLC (as general partner of Western Gas Partners, LP)